SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MERRIMAC INDUSTRIES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
590262101
(CUSIP Number)
Augustus I. duPont
Vice President,
General Counsel
and Secretary
Crane Co.
100 First Stamford Place
Stamford, CT 06902
(203) 363-7300
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 3, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note . Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	590262101	Page	2	of	6 Pages

1	NAME OF REPORTING PERSONS Crane Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,796,642

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

THE	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,796,642

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

2,796,642

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

93.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	590262101	Page	3	of	6 Pages

1	NAME OF REPORTING PERSONS Crane Merger Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,796,642

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

THE	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,796,642

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

2,796,642

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

93.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D (which, together with any amendments and supplements thereto, collectively constitute the “Statement”) originally filed jointly with the Securities and Exchange Commission on December 23, 2009 by (i) Crane Co., a Delaware corporation (“Crane”) and (ii) Crane Merger Co., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of Crane.
The following sections of the Statement are deleted and replaced in their entirety as follows:
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The information set forth in “Section 9. Source and Amount of Funds” in the Offer to Purchase (as defined in Item 4) is incorporated herein by reference.
ITEM 4. PURPOSE OF TRANSACTION.
Crane, the Purchaser, and Merrimac entered into an Agreement and Plan of Merger dated December 23, 2009, as amended (the “Merger Agreement”), for the purpose of Crane’s acquisition of all of the issued and outstanding Shares. Pursuant to the Merger Agreement, the Purchaser commenced a tender offer (the “Tender Offer”) to purchase all of the outstanding Shares at a purchase price of $16.00 per Share, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 5, 2010 (the “Offer to Purchase”), incorporated by reference from Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by Crane and the Purchaser with the Securities and Exchange Commission (the “Commission”) on January 5, 2010 (as amended, the “Schedule TO”), and the related Letter of Transmittal, incorporated by reference from Exhibit (a)(1)(B) of the Schedule TO.
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Price Range of Shares; Dividends,” “Background of the Offer; Past Contacts or Negotiations with Merrimac,” “The Transaction Agreements,” “Purpose of the Offer; Plans for Merrimac,” “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.
The Tender Offer expired at 12:00 midnight, New York City time, on Tuesday, February 2, 2010. Based upon information provided by Mellon Investor Services LLC, the depositary for the Tender Offer, approximately 2,773,480 Shares were validly tendered and not properly withdrawn prior to the expiration of the Tender Offer, representing approximately 92.5% of the Shares outstanding as of February 2, 2010. The depositary also informed Crane that, as of the expiration of the Tender Offer, it had received commitments to tender 23,162 additional Shares under the guaranteed delivery procedures for the Tender Offer. On February 3, 2010, the Purchaser accepted for payment all validly tendered and not properly withdrawn Shares (including Shares tendered to the depositary pursuant to the Offer’s guaranteed delivery procedures) and will promptly make payment for such Shares in accordance with the terms and conditions of the Tender Offer and applicable law.
Following the Purchaser’s acceptance for payment of all validly tendered and not properly withdrawn Shares on February 3, 2010, pursuant to the terms of the Merger Agreement, the Purchaser will merge with and into Merrimac (the “Merger”) in accordance with the provisions of Delaware law that authorize the completion of the Merger as a “short form” merger without a vote or meeting of the stockholders of Merrimac. In the Merger, each Share not purchased in the Tender Offer (other than shares held in treasury or reserved for issuance by Merrimac and Shares held by Crane or the Purchaser or direct or indirect subsidiaries of Crane or Merrimac, all of which were cancelled and extinguished, and Shares held by stockholders who validly exercise their appraisal rights under Delaware law) will be converted into the right to receive in cash $16.00 per Share, without interest thereon and less applicable withholding or stock transfer taxes. Following the Merger, Merrimac will become a direct, wholly owned subsidiary of Crane. The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Merger Agreement, a copy of which is referenced as Exhibit 1 hereto and is incorporated herein by reference.

Upon consummation of the Merger, David E. Bender, Eric C. Fast, and Timothy J. MacCarrick, designees of Crane, will be appointed as the directors of Merrimac.
Following consummation of the Merger, Merrimac will request that the NYSE AMEX file with the Securities and Exchange Commission an application on Form 25 to remove the Shares from listing on the NYSE AMEX and to deregister the Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended.
Except as set forth in this Statement (including any information incorporated herein by reference) and in connection with the transaction described above, neither of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)-(b)
As a result of the purchase of the Shares pursuant to the Tender Offer, immediately following the acceptance of the Shares on February 3, 2010, the Purchaser beneficially owned 2,796,642 Shares, comprised of 2,773,480 Shares validly tendered and not properly withdrawn prior to the expiration of the Tender Offer and an additional 23,162 Shares tendered pursuant to the Tender Offer’s guaranteed delivery procedures. This represents approximately 93.3% of the Shares outstanding as of February 2, 2010. Crane and the Purchaser each have sole voting and dispositive power of all the Shares by virtue of the fact that the Purchaser is a direct, wholly owned subsidiary of Crane.
Following the Purchaser’s acceptance for payment of all validly tendered and not withdrawn Shares, on February 3, 2010 the Purchaser will merge with and into Merrimac and each share of common stock, par value $1.00 per share, of the Purchaser that was issued and outstanding immediately prior to the Merger will be converted into one share of common stock, par value $0.01 per Share, of Merrimac, as the surviving corporation. As a result of the Merger, Crane will beneficially own 100% of the issued and outstanding Shares of Merrimac.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Agreement and Plan of Merger, dated as of December 23, 2009, by and Among Crane Co., Crane Merger Co. and Merrimac Industries, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Crane Co. on December 23, 2009.

Exhibit 2.	Offer to Purchase dated as of January 5, 2010, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Crane Co. on January 5, 2010, as amended.

Exhibit 3.	Letter of Transmittal dated as of January 5, 2010, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Crane Co. on January 5, 2010, as amended.

Exhibit 4.	Joint Filing Agreement dated February 3, 2010, among Crane Co. and Crane Merger Co.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CRANE CO.
By:	/s/ Timothy J. MacCarrick
Name:	Timothy J. MacCarrick
Title:	Chief Financial Officer

CRANE MERGER CO.
By:	/s/ Timothy J. MacCarrick
Name:	Timothy J. MacCarrick
Title:	Vice President

Date: February 3, 2010